SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                         For the month of February, 2004

                         Commission file number: 1-14872


                                  SAPPI LIMITED

                 (Translation of registrant's name into English)

                               48 Ameshoff Street
                                  Braamfontein
                                Johannesburg 2001
                            REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F           X              Form 40-F
                                     ----


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                No        X
                                                              -----


          If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                              [GRAPHICS OMITTED]


                                    SAPPI

                           The word for fine paper




                           results for the quarter
                              ended December 2003



                              [GRAPHICS OMITTED]

                              [GRAPHICS OMITTED]

____________________________________________________________________________

                         Sappi is the world's leading
                        producter of coated fine paper

____________________________________________________________________________



Sales by product group *

                                                Coated fine paper    64%
                                                Uncoated fine paper   5%
                  [Pie Chart Omitted]           Coated specialities   8%
                                                Pulp                 13%
                                                Commodity paper       9%
                                                Other                 1%


Sales: where the product is sold*

                                                Europe               42%
                  [Pie Chart Omitted]           Southern Africa      15%
                                                Asia and other       12%
                                                North America        31%


Sales: where the product is manufactured*

                                                Europe               46%
                  [Pie Chart Omitted]           Southern Africa      26%
                                                North America        28%


Geographic ownership**

                                                Europe & ROW +       15%
                  [Pie Chart Omitted]           Southern Africa      46%
                                                North America        39%

*  for the quarter ended December 2003
** as at 31 December 2003
+  Rest of the world

____________________________________________________________________________

Net loss after previously announced charges
Weak US market
Strong demand in Europe
SA businesses profitable despite stronger Rand

SUMMARY


                                                           Quarter          Quarter           Quarter
                                                            ended            ended             ended
                                                             Dec            Sept **            Dec **
                                                            2003              2003              2002
Sales (US$ million)                                          1,120            1,123             1,019
Operating profit (US$ million)                                   -               48                95
EBITDA (US$ million) *                                         114              115               189
Operating profit to sales (%)                                    -              4.3               9.3
EBITDA to sales (%) *                                         10.2             10.2              18.5
Operating profit to average net assets (%) *                     -              4.3              10.0
Headline EPS (US cents) *                                      (9)               11                22
EPS (US cents)                                                 (9)                4                22
Return on average equity (%) *                               (4.3)              1.9              12.3
Net debt (US$ million) *                                     1,694            1,491             1,525
Net debt to total capitalisation (%) *                        34.7             30.9              35.9

* Refer to the Supplemental Information for the definition of the term.
** Restated for AC 137



COMMENT

The performance of our fine paper businesses was disappointing in the United States, encouraging in Europe although prices remain weak, and satisfactory in South Africa. The forest products business experienced strong demand and performed well notwithstanding the strength of the Rand.

Market conditions in the quarter were very different in our two major fine paper markets. In Europe apparent consumption of coated fine paper (defined as shipments plus imports less exports) showed growth of 6% in the quarter compared to a year earlier. However, prices remain weak. In the United States the strength of GDP growth did not translate into a recovery in demand for coated paper. Coated fine paper apparent consumption for the quarter was down approximately 13% compared to a year earlier and 6% compared to the prior quarter. Despite the weakening of the US Dollar against the Euro, imports into the United States for October and November remained at a high level but were down 2% compared to a year earlier. Prices remained under pressure and in the case of sheeted product this is reflected in a shift towards lower priced products, including imports.

As anticipated in our last quarterly results announcement, we took charges in this quarter in respect of the closure costs of paper machine 14 at the Westbrook mill (US$15 million pre-tax); staff reduction (US$14 million pre-tax) and increased costs in connection with major maintenance shuts at all our North American mills (US$15 million pre-tax higher than last year). These charges and additional shut costs amount to approximately US$44 million pre-tax, US$33 million post-tax, and 15 US cents per share.

After these charges and costs we recorded a net loss and headline loss of US$21 million.

Costs have generally been well controlled but North American wood and energy costs were US$6 million higher than last year. Selling, General and Administrative expenses for the quarter were US$125 million, US$48 million higher than last year, partly as a result of the US$29 million charge for the Westbrook closure and staff reduction and partly as a result of currency translation to the weaker US Dollar (US$12 million).

Following the application of the new Agriculture Accounting Standard - AC137 (IFRS 41) in the quarter movements in the fair value of plantations now impact operating profit. The change had a favourable impact of US$7 million after tax in the quarter as a result of volume growth and operating efficiencies.

Net finance costs for the quarter were US$28 million compared to US$29 million last year. They were US$7 million higher than the September quarter as a result of changes in the fair value of financial instruments.

Tax for the quarter was at an effective rate of 25% which is higher than the expected rate for the balance of the year, as a result of the charges and losses in the United States.

CASH FLOW AND DEBT

Cash generated by operations remained positive at US$106 million for the quarter despite weak trading conditions but was 29% lower than the previous quarter and 40% lower than the same quarter last year.

Working capital increased by US$113 million in the quarter mainly as a result of lower payables. This movement was significantly lower than the equivalent quarter last year. Capital expenditure in the quarter was US$83 million, 83% of depreciation.

We repurchased approximately 1 million of our shares in the quarter at a cost of US$13 million.

Net debt increased by approximately US$203 million in the quarter. US$56 million of the increase was a result of translation to US Dollars from the relatively stronger Euro and Rand.

OPERATING REVIEW FOR THE QUARTER
SAPPI FINE PAPER

                                      Quarter ended    Quarter ended
                                           Dec 2003         Dec 2002          %
                                        US$ million      US$ million     change

Sales                                           905              862        5.0
Operating (loss) profit                        (34)               57          -
Operating (loss) profit to sales (%)          (3.7)              6.6          -
EBITDA                                           51              133     (61.7)
EBITDA to sales (%)                             5.6             15.4          -
RONOA pa (%)                                  (4.2)              7.5          -

Our fine paper business continued to be impacted by low prices and higher costs in all regions. In the United States this was exacerbated by weak demand and the high level of imports. Our South African business was faced with increased competition from imports as a result of the relatively strong currency. The average exchange rate was R6.86 per US Dollar in the quarter compared to R9.73 a year earlier.

The highlight of the quarter was improving order levels and sales volumes in Europe, primarily for the European market.

We are focusing management attention on improving the performance of our North American business.



Europe
                                  Quarter ended       Quarter ended
                                      Dec 2003            Dec 2002      % change      % change
                                   US$ million         US$ million         (US$)       (Euros)
Sales                                      518                 434          19.4           0.4
Operating profit                            15                  39        (61.5)        (67.8)
Operating profit to sales
(%)                                        2.9                 9.0             -             -
EBITDA                                      63                  82        (23.2)        (35.4)
EBITDA to sales (%)                       12.2                18.9             -             -
RONOA pa (%)                               3.5                10.7             -             -



Our sales volumes, including exports, increased 12% compared to a year earlier, reflecting the stronger apparent consumption in Europe.

Price pressure continued in the quarter and average prices realised in Euros were about 10% below a year earlier. This includes the effect of the relatively weaker US Dollar on the realised value of exports to the United States and elsewhere.


North America
                                       Quarter ended   Quarter ended
                                            Dec 2003        Dec 2002          %
                                         US$ million     US$ million     change

Sales                                            316             369     (14.4)
Operating (loss) profit                         (54)               9          -
Operating (loss) profit to sales (%)          (17.1)             2.4          -
EBITDA                                          (20)              40          -
EBITDA to sales (%)                            (6.3)            10.8          -
RONOA pa (%)                                  (15.3)             2.4          -

There has been no sign of a recovery in our sector in the United States despite strong economic growth figures. In the past there has generally been a good but lagging correlation between corporate profits and coated paper consumption, which we still expect will result in improved consumption of coated fine paper once market inventories return to normal levels.

The underlying performance of our North American business was unsatisfactory and the results were further impacted by the charges for the paper machine closure, staff reduction and increased major shut costs. The closure of the Westbrook paper machine and transfer of its output proceeded smoothly and we expect to see the benefits in subsequent quarters.

Sales volume of coated fine paper was 11% lower than last year reflecting industry conditions. This reduction is emphasised by the strong seasonal demand in the comparative quarter last year.

Average prices realised for paper were 6% lower than last year and 3% lower compared to the prior quarter, which includes the effect of a mix-shift to lower priced products. We have continued to enhance our product offerings and are in a strong position to meet our customers' requirements and to benefit from the stronger economy.

Operating costs were influenced by the higher wood and energy costs and this trend has continued into our second quarter.


Fine Paper South Africa

                       Quarter ended    Quarter ended
                            Dec 2003         Dec 2002      % change   % change
                         US$ million      US$ million         (US$)    (Rands)

Sales                            71                59         20.3     (15.2)
Operating profit                  5                 9        (44.4)    (60.8)
Operating profit to
sales (%)                       7.0              15.3            -         -
EBITDA                            8                11        (27.3)    (48.7)
EBITDA to sales (%)            11.3              18.6            -         -
RONOA pa (%)                   13.7              36.0            -         -


Demand in the South African market was firm in the quarter; however, the strength of the Rand has resulted in increased competition from imports and downward pressure on prices. This has resulted in a continued squeeze on our margins.


Forest Products
                                 Quarter ended       Quarter ended
                                      Dec 2003            Dec 2002       % change      % change
                                   US$ million         US$ million          (US$)       (Rands)
Sales                                      215                 157           36.9         (3.5)
Operating profit                            35                  37          (5.4)        (33.3)
Operating profit to sales
(%)                                       16.3                23.6              -             -
EBITDA                                      64                  55           16.4        (18.0)
EBITDA to sales (%)                       29.8                35.0              -             -
RONOA pa (%)                              12.4                18.6              -             -



Demand in the local market was firm in the quarter. Our dissolving pulp business continued to perform well with good demand from the viscose and acetate markets.

Our total volume of pulp and paper sold increased 14% compared to a year earlier. Average prices realised were 12% lower in Rands but as a result of currency translation, significantly higher in US Dollars than a year earlier.

OUTLOOK

World economic conditions appear to be improving on a wide front. We are seeing improved demand in Europe, which we expect to continue.

Our biggest turnaround opportunity remains in the United States where the paper sector has not yet benefited from the strength of GDP growth.

We expect strong demand to continue for our South African businesses but the volatility of the Rand continues to play a major role in their profitability.

With no recovery yet discernible in our fine paper business in the United States, and assuming no marked changes in our other major markets, the next quarter's earnings are likely to be at a similar level to the last quarter excluding charges and additional costs. Given the delay in the turnaround it is now less likely that we will achieve an improvement in earnings for the full fiscal year compared to 2003, before the paper machine closure and staff reduction charges.

On behalf of the Board
J C A Leslie                      D G Wilson
Director                          Director                      2 February 2004


FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Financial results for the first quarter ended December 2003


-----------------------------------------------------------------------------------------------------
GROUP INCOME STATEMENT
-----------------------------------------------------------------------------------------------------


                                                          REVIEWED        Reviewed
                                                           QUARTER         Quarter
                                                             ENDED           ended
                                                          DEC 2003        Dec 2002
                                                       US$ MILLION     US$ million          % change
SALES                                                        1,120           1,019               9.9
Cost of sales                                                  995             847
                                                       ---------------------------------------------
Gross profit                                                   125             172            (27.3)
Selling, general & administrative expenses                     125              77
                                                       ---------------------------------------------
OPERATING PROFIT                                                 -              95           (100.0)
Net finance costs                                               28              29
                                                               _____           _____
  Net paid                                                     |26 |           |25 |
  Capitalised                                                  |(1)|           |(1)|
  Net foreign exchange (gains) losses                          |(2)|           | 5 |
  Change in fair value of financial instruments                | 5 |           | - |
                                                               _____           _____
                                                       ---------------------------------------------
(LOSS) PROFIT BEFORE TAX                                       (28)             66                -
Taxation - current                                               8              14
         - deferred                                            (15)              1
                                                       ---------------------------------------------
NET (LOSS) PROFIT                                             (21)              51                -
                                                       ---------------------------------------------
(LOSS) EARNINGS PER SHARE  (US CENTS)                          (9)              22

HEADLINE (LOSS) EARNINGS
 PER SHARE (US CENTS) *                                        (9)              22
Weighted average number of shares
  in issue (millions)                                       226.5            230.1
Diluted (loss) earnings per share (US cents)                   (9)              22
Diluted headline (loss) earnings
  per share (US cents) *                                       (9)              22
Weighted average number of shares on
 fully diluted basis (millions)                             228.4            233.1


* Headline (loss) earnings disclosure is required by the JSE Securities Exchange South Africa. The reconciling differences between Net (loss) profit and Headline (loss) earnings are immaterial.

--------------------------------------------------------------------------------
GROUP BALANCE SHEET
--------------------------------------------------------------------------------


                                                REVIEWED             Audited
                                                DEC 2003           Sept 2003
                                             US$ MILLION         US$ million
----------------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS                                4,454                4,242
                                                _________            __________
   Property, plant and equipment               |  3,697  |          |  3,554   |
   Plantations                                 |    461  |          |    432   |
   Deferred taxation                           |     44  |          |     41   |
   Other non-current assets                    |    252  |          |    215   |
                                               |_________|          |__________|
CURRENT ASSETS                                    1,422                1,575
                                                ________             _________
   Cash and cash equivalents                   |    398 |           |    584  |
   Trade and other receivables                 |    280 |           |    290  |
   Inventories                                 |    744 |           |    701  |
                                               |________|           |_________|
                                             ----------------------------------
TOTAL ASSETS                                      5,876                5,817
                                             ----------------------------------

EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
   Ordinary shareholders' interest                1,937                1,945

NON-CURRENT LIABILITIES                           2,661                2,541
                                                ________             _________
   Interest-bearing borrowings                 |  1,814 |           |  1,742  |
   Deferred taxation                           |    527 |           |    517  |
   Other non-current liabilities               |    320 |           |    282  |
                                               |________|           |_________|
CURRENT LIABILITIES                               1,278                1,331
   Interest-bearing borrowings and              ________             _________
     bank overdraft                            |    278 |           |    333  |
   Taxation payable                            |     79 |           |     82  |
   Other current liabilities                   |    856 |           |    916  |
   Shareholders for dividend                   |     65 |           |      -  |
                                               |________|           |_________|
                                             -------------------------------
Total equity and liabilities                      5,876                5,817
                                             -------------------------------
Number of shares in issue at
  balance sheet date (millions)                   226.1                226.9


------------------------------------------------------------------------------------------------
GROUP CASH FLOW STATEMENT
------------------------------------------------------------------------------------------------

                                                                  REVIEWED           Reviewed
                                                                   QUARTER            Quarter
                                                                     ENDED              ended
                                                                  DEC 2003           Dec 2002
                                                               US$ MILLION        US$ million
----------------------------------------------------------------------------------------------
CASH GENERATED BY OPERATIONS                                           106                178
Movement in working capital                                           (113)              (142)
Net finance costs                                                      (26)               (30)
Taxation paid                                                          (15)                (5)
                                                                  -----------------------------
CASH (UTILISED) RETAINED FROM OPERATING ACTIVITIES                     (48)                 1
Cash effects of investing activities                                   (89)               (34)
                                                                  -----------------------------
                                                                      (137)               (33)
Cash effects of financing activities                                   (74)                39
                                                                  -----------------------------
NET MOVEMENT IN CASH AND CASH EQUIVALENTS                             (211)                 6
                                                                  -----------------------------



------------------------------------------------------------------------------------------------
GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------

                                                                  REVIEWED           Reviewed
                                                                   QUARTER            Quarter
                                                                     ENDED              ended
                                                                  DEC 2003           Dec 2002
                                                               US$ MILLION        US$ million
-----------------------------------------------------------------------------------------------
Balance - beginning of year                                          1,958              1,601
Change in accounting policy                                            (13)                (4)
                                                                  -----------------------------
Balance - beginning of year restated                                 1,945              1,597
Net (loss) profit                                                      (21)                51
Foreign currency translation reserve                                    88                154
Revaluation of derivative instruments                                    2                (11)
Dividends declared - US$0.29 (2003: US$0.28) per share                 (66)               (65)
Share buybacks net of transfers
  to participants of the share purchase trust                          (11)                (5)
                                                                  -----------------------------
Balance - end of period                                              1,937              1,721


NOTES TO THE GROUP RESULTS
1. Basis of preparation

The financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice

(SA GAAP). The preliminary results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2003, except for the new agriculture accounting standard - Agriculture - AC 137 (IAS 41) which became effective during the period.

The effect on equity for the above change is reflected in the Group statement of changes in shareholders' equity. The effect on net profit for the current period is an increase of US$7 million (September 2003 quarter: decrease of US$1 million; December 2002 quarter: decrease of US$1 million). Where appropriate, comparative figures have been restated.

The preliminary results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2. Comparative figures

Comparative figures have been restated to take into account the effects of the new agriculture accounting standard which became effective during the period. The effect on operating profit is the inclusion of the market value changes in the value of plantations and the expensing of the costs incurred to establish and maintain plantations (siliviculture costs) and the amortisation of interest which had been previously capitalised. Net finance costs have increased. In terms of the new accounting standard, interest is no longer capitalised to the carrying value of plantations.

The effect on the cash flow statement is a reclassification of investments in plantations from cash utilised in investing activities to cash generated by operations. Net cash flows remain the same.

In September 2003, cash and overdraft were restated to gross up amounts previously set-off. The December 2002 cash flow statement has been restated to take the effects of this into account.



                                                                      REVIEWED        Reviewed
                                                                       QUARTER         Quarter
                                                                         ENDED           ended
                                                                      DEC 2003        Dec 2002
                                                                   US$ MILLION     US$ million
   ----------------------------------------------------------------------------------------------
3. OPERATING PROFIT

   Included in operating profit are the
   following non-cash items:
     Depreciation and amortisation
       Depreciation of property, plant and equipment                      100              85
       Fellings                                                            14               8
       Other amortisation                                                   -               1
   ----------------------------------------------------------------------------------------------
                                                                          114              94
   ----------------------------------------------------------------------------------------------

   Fair value adjustment on plantations
   (included in cost of sales)
      Changes in volume                                                   (15)            (10)
      Changes in fair value                                                (7)              1
   ----------------------------------------------------------------------------------------------
                                                                          (22)             (9)
   ----------------------------------------------------------------------------------------------

4. CAPITAL EXPENDITURE
   Property, plant and equipment                                           83              38
   ----------------------------------------------------------------------------------------------

                                                                    REVIEWED          Audited
                                                                    DEC 2003        Sept 2003
                                                                 US$ MILLION      US$ million
   ----------------------------------------------------------------------------------------------

5. CAPITAL COMMITMENTS
   Contracted but not provided                                             98              86
   Approved but not contracted                                            200             193
   ----------------------------------------------------------------------------------------------
                                                                          298             279
   ----------------------------------------------------------------------------------------------

6. CONTINGENT LIABILITIES
   Guarantees and suretyships                                              47              47
   Other contingent liabilities                                            24              24
   ----------------------------------------------------------------------------------------------

Supplemental Information

DEFINITIONS

Average - averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

*EBITDA - earnings before interest (net finance costs), tax, depreciation and amortisation

*EBITDA to sales - EBITDA divided by sales

Fellings - the amount charged against the income statement representing the standing value of the plantations harvested

Headline earnings - as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Securities Exchange South Africa to disclose headline earnings per share

*Net assets - total assets less current liabilities

*Net asset value - shareholders' equity plus net deferred tax

*Net asset value per share - net asset value divided by the number of shares in issue at balance sheet date

*Net debt - current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

*Net debt to total capitalisation - net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

*ROE - return on average equity. Net profit divided by average shareholders' equity

*RONA - operating profit divided by average net assets

*RONOA - operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

* The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

Supplemental Information
ADDITIONAL INFORMATION
                                                      Reviewed        Reviewed
                                                       Quarter         Quarter
                                                         ended           ended
                                                      Dec 2003        Dec 2002
                                                   US$ million     US$ million

NET (LOSS) PROFIT TO EBITDA * RECONCILIATION
  Net (loss) profit                                        (21)             51
  Net finance costs                                         28              29
  Taxation - current                                         8              14
         - deferred                                        (15)              1
  Depreciation                                             100              85
  Amortisation (including fellings)                         14               9
--------------------------------------------------------------------------------
EBITDA *                                                   114             189
================================================================================
                                                      Reviewed         Audited
                                                      Dec 2003       Sept 2003
                                                   US$ million     US$ million

Net debt (US$ million)**                                 1,694           1,491
Net debt to total capitalisation (%)**                    34.7            30.9
Net asset value per share (US$)**                        10.70           10.67

* In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude interest (net finance costs), taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain non-trading profit/loss as part of EBITDA. The comparative information has been restated to take this into account. There was no effect on EBITDA in the current and prior year quarter for the amended definition. We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

** Refer to the Supplemental Information for the definition of the term.

Supplemental Information
REGIONAL INFORMATION
                                             REVIEWED       Reviewed
                                              QUARTER        Quarter
                                                ENDED          ended
                                             DEC 2003       Dec 2002
                                          METRIC TONS    Metric tons
                                              (000'S)        (000's)   % change
SALES
Fine Paper -       North America                  337            368      (8.4)
                   Europe                         588            525      12.0
                   Southern Africa                 72             74      (2.7)
--------------------------------------------------------------------------------
                   Total                          997            967       3.1
Forest Products -  Pulp and paper operations      384            337      13.9
                   Forestry operations            317            298       6.4
--------------------------------------------------------------------------------
Total                                           1,698          1,602       6.0
--------------------------------------------------------------------------------

                                             Reviewed        Reviewed
                                              Quarter         Quarter
                                                ended           ended
                                             Dec 2003        Dec 2002
                                          US$ million     US$ million   % change
--------------------------------------------------------------------------------
SALES
Fine Paper -          North America               316            369      (14.4)
                      Europe                      518            434       19.4
                      Southern Africa              71             59       20.3
--------------------------------------------------------------------------------
                      Total                       905            862        5.0
Forest Products -     Pulp and paper operations   201            145       38.6
                      Forestry operations          14             12       16.7
--------------------------------------------------------------------------------
Total                                           1,120          1,019        9.9
--------------------------------------------------------------------------------

OPERATING PROFIT
Fine Paper -          North America               (54)             9          -
                      Europe                       15             39      (61.5)
                      Southern Africa               5              9      (44.4)
--------------------------------------------------------------------------------
                      Total                       (34)            57          -
Forest Products                                    35             37       (5.4)
Corporate                                          (1)             1          -
--------------------------------------------------------------------------------
Total                                               -             95     (100.0)
--------------------------------------------------------------------------------

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION CHARGES

Fine Paper -          North America               (20)            40          -
                      Europe                       63             82      (23.2)
                      Southern Africa               8             11      (27.3)
                      Total                        51            133      (61.7)
Forest Products                                    64             55       16.4
Corporate                                          (1)             1          -
--------------------------------------------------------------------------------
Total                                             114            189      (39.7)
--------------------------------------------------------------------------------

NET OPERATING ASSETS
Fine Paper -          North America             1,377          1,496       (8.0)
                      Europe                    1,784          1,507       18.4
                      Southern Africa             160            110       45.5
--------------------------------------------------------------------------------
                      Total                     3,321          3,113        6.7

Forest Products                                 1,217            885       37.4
Corporate                                        (104)           (46)     126.1
--------------------------------------------------------------------------------
Total                                           4,434          3,952       12.2
--------------------------------------------------------------------------------




Supplemental Information
SUMMARY RAND CONVENIENCE TRANSLATION
                                                                Reviewed           Reviewed
                                                                 Quarter            Quarter
                                                                   ended              ended
                                                                Dec 2003           Dec 2002           % change
Sales (ZAR million)                                                7,680              9,911             (22.5)
Operating profit (ZAR million)                                         -                924            (100.0)
Net (loss) profit (ZAR million)                                    (114)                496                  -
EBITDA* (ZAR million)                                                782              1,838             (57.5)
Operating profit to sales (%)                                          -                9.3
EBITDA * to sales (%)                                               10.2               18.5
Operating profit to average net assets (%)                             -               10.1
EPS (SA cents)                                                      (62)                214                  -
Headline EPS (SA cents) *                                           (62)                214                  -
Net debt (ZAR million) *                                          11,511             13,298             (13.4)
Net debt to total capitalisation (%) *                              34.7               35.9
Cash generated by operations (ZAR million)                           727              1,731             (58.0)
Cash retained from operating activities (ZAR million)              (329)                 10                  -
Net movement in cash and cash equivalents (ZAR million)          (1,447)                 58                  -

*    Refer to the Supplemental Information for the definition of the term.



Supplemental Information
EXCHANGE RATES

                                          Dec               Sept               June              March                Dec
                                         2003               2003               2003               2003               2002
Exchange rates:
Period end rate: US$1 =
ZAR                                    6.7951             7.1288             7.4300             7.9550             8.7200
Average rate for the
Quarter:US$1 = ZAR                     6.8569             7.3866             7.6305             8.3550             9.7265
Average rate for the
YTD:US$1 = ZAR                         6.8569             8.3300             8.6173             9.0866             9.7265
Period end rate: EUR1 =
US$                                    1.2410             1.1475             1.1417             1.0729             1.0387
Average rate for the
Quarter:EUR1 = US$                     1.1887             1.1328             1.1236             1.0686             0.9995
Average rate for the YTD:
EUR1 = US$                             1.1887             1.0804             1.0655             1.0334             0.9995



The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

-   Assets and liabilities at rates of exchange ruling at period end; and

-   Income, expenditure and cash flow items at average exchange rates.


This report is available on the Sappi website - www.sappi.com
Other interested parties can obtain printed copies of this report from:
South Africa:
Computershare Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370-5000
United States ADR Depository:

The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, Tel +1 610 382 7836


United Kingdom:
Capita Registrars, The Registry, 34 Beckenham Road, Beckenham,
Kent BR3 4TU, DX 91750 Beckenham West Tel +44 (0)208 639-2157

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SAPPI LIMITED

                                         by  /s/ D.G. Wilson
                                           ------------------------------------
                                             Name:  D.G. Wilson
                                             Title: Executive Director: Finance


Date:  February 4, 2004